UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from <u>October 1, 2006 to October 31, 2006</u>

Commission File Number of issuing entity: <u>333-131213-26</u>

<u>RALI Series 2006-QA9 Trust</u>
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131213

<u>Residential Accredit Loans, Inc.</u>
(Exact name of depositor as specified in its charter)

<u>Residential Funding Company, LLC</u>
(Exact name of sponsor as specified in its charter)

New York	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer	
8400 Normandale Lake Boulevard	55437
Minneapolis, Minnesota 55437	(Zip Code)
(Address of principal executive offices of issuing entity)	

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Mortgage Asset-Backed Pass-Through Certificates, Series 2006-QA9, in the classes specified herein	[___]	[___]	[<u>X</u>]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>   No __

PART I – DISTRIBUTION INFORMATION

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the RALI Series 2006-QA9 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") dated October 26, 2006, and related Prospectus dated October 26, 2006 (collectively, the "Prospectus"), of the RALI Series 2006-QA9 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

The following classes of Certificates were offered under the Prospectus: Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6.

PART II – OTHER INFORMATION

ITEM 2 – Legal Proceedings

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

On the closing date of the issuance of the Certificates, the Class SB Certificates, the Class R-1 Certificates and the Class R-X Certificates, other than a de minimis portion of each of the Class R-1 Certificates, were sold to a limited number of qualified institutional buyers, institutional accredited investors or non-United States persons in transactions exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Regulation D, Regulation S or Rule 144A under the Act.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

Nothing to report.

ITEM 8 – Other Information.

Nothing to report.

ITEM 9 – Exhibits

(a)   Documents filed as part of this report.

Exhibit 99.1   November 2006 Monthly Statement to Certificateholders.

(b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Series Supplement, dated as of October 30, 2006, and the Standard Terms of Pooling and Servicing Agreement, dated as of October 30, 2006, among Residential Accredit Loans, Inc., as company, Residential Funding Company, LLC, as master servicer, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.1 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on November 14, 2006).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of October 30, 2006, between Residential Funding Company, LLC and Residential Accredit Loans, Inc. (incorporated by reference to Exhibit 10.2 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on November 14, 2006).

Exhibit 10.3   SB-AM Swap Confirmation, dated as of October 30, 2006, between Deutsche Bank Trust Company Americas, as Supplemental Interest Trust Trustee for the benefit of RALI Series 2006-QA9 Supplemental Interest Trust, acting on behalf of the Class SB Certificateholders, and Deutsche Bank Trust Company Americas, as Supplemental Trust Trustee for the benefit of RALI Series 2006-QA9 Supplemental Interest Trust, acting on behalf of the Class A Certificateholders and the Class M Certificateholders (incorporated by reference to Exhibit 10.3 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on November 14, 2006).

Exhibit 10.4   Swap Novation Confirmation, dated as of the October 30, 2006, between Deutsche Bank Trust Company Americas, not in its individual capacity but solely as supplemental interest trust trustee on behalf of the supplemental interest trust created under the Pooling and Servicing Agreement in respect of RALI 2006-QA9, and Credit Suisse International (incorporated by reference to Exhibit 10.4

included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on November 14, 2006).

Exhibit 10.5   Swap Confirmation, dated as of the October 30, 2006, between Deutsche Bank Trust Company Americas, not in its individual capacity but solely as supplemental interest trust trustee on behalf of the supplemental interest trust created under the Pooling and Servicing Agreement in respect of RALI 2006-QA9, and Credit Suisse International (incorporated by reference to Exhibit 10.5 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on November 14, 2006).

Exhibit 10.6   Swap Schedule, dated as of the October 30, 2006, between Deutsche Bank Trust Company Americas, not in its individual capacity but solely as supplemental interest trust trustee on behalf of the supplemental interest trust created under the Pooling and Servicing Agreement in respect of RALI 2006-QA9, and Credit Suisse International (incorporated by reference to Exhibit 10.6 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on November 14, 2006).

Exhibit 10.7   ISDA Credit Support Annex to the Swap Schedule to the ISDA Master Agreement, dated as of the October 30, 2006, between Deutsche Bank Trust Company Americas, not in its individual capacity but solely as supplemental interest trust trustee on behalf of the supplemental interest trust created under the Pooling and Servicing Agreement in respect of RALI 2006-QA9, and Credit Suisse International (incorporated by reference to Exhibit 10.7 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on November 14, 2006).

Exhibit 10.8   Cap Novation Confirmation, dated as of the October 30, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QA9 Trust, and Credit Suisse International (incorporated by reference to Exhibit 10.8 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on November 14, 2006).

Exhibit 10.9   Cap Confirmation, dated as of October 30, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QA9 Trust, and Credit Suisse International (incorporated by reference to Exhibit 10.9 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on November 14, 2006).

Exhibit 10.10   ISDA Credit Support Annex to the Cap Schedule to the ISDA Master Agreement, dated as of the October 30, 2006, between Deutsche Bank Trust Company Americas, not in its individual capacity but solely as trustee on behalf of the trust created under the Pooling and Servicing Agreement in respect of RALI 2006-QA9, and Credit Suisse International (incorporated by reference to Exhibit 10.10 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on November 14, 2006).

Exhibit 10.11 Cap Schedule to the ISDA Master Agreement, dated as of October 30, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QA9 Trust, and Credit Suisse International (incorporated by reference to Exhibit 10.11 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on November 14, 2006).

Exhibit 99.1 November 2006 Monthly Statement to Certificateholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 25, 2006

RALI Series 2006-QA9 Trust
(Issuing entity)

By: Residential Funding Company, LLC,
     as Master Servicer

     By: /s/ Darsi Meyer
         Name: Darsi Meyer
         Title: Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS